
ATACAMA
MINERALS CORP.

**Atacama Minerals Corporation**
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com


SEC MAIL PROCESSING SECTION
RECEIVED
218

SUPPL

July 14, 2006

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA


06015662

Dear Sirs:

**Re: Press Release dated July 14, 2006**

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

**ATACAMA MINERALS CORP.**

Sophia Shane,
Corporate Development



Enc.

cc: Moody's Investors Services

2101 – 885 West Georgia Street
Vancouver, BC, V6C 3E8
Tel: (604) 689-7842
Fax: (604) 689-4250


ATACAMA
MINERALS CORP.

# NEWS RELEASE

## ATACAMA ANNOUNCES CDN $27.5 MILLION PRIVATE PLACEMENT CLOSED

**July 14, 2006 (AAM – TSX-V) ... Atacama Minerals Corp.** ("Atacama" or the "Company") is pleased to announce that the private placement announced on June 30, 2006 has closed. The Company sold on a non-brokered, private placement basis an aggregate of 22 million common shares of the Company at a price of Cdn $1.25 per share for gross proceeds of Cdn $27.5 million. A 4% finder's fee is payable on a portion of the private placement. The shares issued pursuant to the private placement are subject to a four-month hold period expiring on November 15, 2006.

Net proceeds of the private placement will be used towards the ongoing development of the Aguas Blancas industrial minerals mine in Chile as well as for general working capital purposes.

ON BEHALF OF THE BOARD

"Edward F. Posey"
President and CEO

For further information, please contact:

**Sophia Shane** – Corporate Development
Tel: (604) 689-7842
Fax: (604) 689-4250